

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Stephen Barnes
Chief Financial Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

      Re: Accolade, Inc.
          Form 10-K for Fiscal Year Ended February 28, 2023
          File No. 001-39348

Dear Stephen Barnes:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services